SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)(1)

                            Mattson Technology, Inc.
                                (Name of Issuer)


                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                    57723100
                                 (CUSIP Number)

                                 Andreas Neipp
                          VP Planning and Coordination
                          STEAG Electronic Systems AG
                          Ruettenscheider Strasse 1-3
                              45128 Essen, Germany
                         Telephone: 011-49-201-801-2215
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:

                              Marc R. Packer, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             525 University Avenue
                              Palo Alto, CA 94301
                            Telephone: 650-470-4500

                                October 27, 2004
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------                       ----------------------------
CUSIP No.        57723100                           Page  2  of   12   Pages
-----------------------------                       ----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           STEAG Electronic Systems AG
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
---------- ---------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Germany
---------- ----------------- ---------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             8,861,144
      SHARES
                    -------- ---------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             271,147
     OWNED BY
                    -------- ---------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             8,861,144
    REPORTING
                    -------- ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             271,147
       WITH
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,132,291
---------- ---------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                               [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           17.5% (see Item 5)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
---------- ---------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                       ----------------------------
CUSIP No.        57723100                           Page  3  of   12   Pages
-----------------------------                       ----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           RAG Aktiengesellschaft
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           OO
---------- ---------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Germany
---------- ----------------- ---------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             8,861,144
      SHARES
                    -------- ---------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             271,147
     OWNED BY
                    -------- ---------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             8,861,144
    REPORTING
                    -------- ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             271,147
       WITH
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,132,291
---------- ---------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                               [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           17.5% (see Item 5)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
---------- ---------------------------------------------------------------------

-----------------------------                       ----------------------------
CUSIP No.        57723100                           Page  4  of   12   Pages
-----------------------------                       ----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           STEAG Aktiengesellschaft
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) [ ]
                                                                       (b) [ ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           Not applicable
---------- ---------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Germany
---------- ----------------- ---------------------------------------------------
                       7     SOLE VOTING POWER
    NUMBER OF
                             0
      SHARES
                    -------- ---------------------------------------------------
                       8     SHARED VOTING POWER
   BENEFICIALLY
                             0
     OWNED BY
                    -------- ---------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
       EACH
                             0
    REPORTING
                    -------- ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
      PERSON
                             0
       WITH
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
---------- ---------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)                                               [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0% (see Item 5)
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           CO
---------- ---------------------------------------------------------------------

            This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") is being filed by STEAG Electronic Systems AG ("SES"), RAG Aktiengesellschaft ("RAG") and STEAG Aktiengesellschaft ("STEAG") pursuant to Rule 13d-2(a) of the Rules and Regulations promulgated under the Securities and Exchange Act of 1934, as amended, to amend and supplement the statement on Schedule 13D filed on January 11, 2001 by SES and STEAG, as amended and supplemented by SES, STEAG and RAG by Amendment No. 1 on May 8, 2002, Amendment No. 2 on February 11, 2004 and Amendment No. 3 on February 13, 2004 (the "Amended Statement"), with respect to the common stock, par value $0.001 per share ("Mattson Stock"), of Mattson Technology, Inc., a Delaware corporation ("Mattson"). STEAG is filing this Amendment No. 4 jointly with SES and RAG solely to report that it no longer beneficially owns any shares of Mattson Stock. Capitalized terms used in this Amendment No. 4 and not otherwise defined herein have the meanings set forth in the Amended Statement. The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

            This Amendment No. 4 is being filed to reflect the receipt of 271,147 shares of Mattson Stock by West STEAG Partners GmbH, a German limited liability corporation ("WSP"), pursuant to the terms of the acquisition of Vortek Industries Ltd., a corporation amalgamated under the laws of British Columbia, Canada ("Vortek"), by Mattson on October 27, 2004 (the "Vortek Transaction"). WSP is a venture capital firm, 50% of the capital of which is owned by SES. RAG and SES may be deemed to beneficially own the shares of Mattson Stock acquired by WSP in the Vortek Transaction based on SES's ownership of 50% of the capital of WSP. WSP does not act, and has no agreement with SES or RAG to act, together with SES and/or RAG for the purpose of acquiring, holding, voting or disposing of Mattson Stock. Accordingly, WSP does not beneficially own any of the shares of Mattson Stock beneficially owned by SES and RAG other than the 271,147 shares of Mattson Stock that WSP received in the Vortek Transaction.

ITEM 2.     IDENTITY AND BACKGROUND.

            STEAG, which previously owned directly all of the capital stock of SES, transferred its entire equity interest in SES to SES Beteiligungs-GmbH, a German limited liability corporation and an indirect, wholly owned subsidiary of RAG ("BG"). Based in part on the organizational instruments and internal governance rules of RAG and its subsidiaries, as well as the fact that all of the members of the Supervisory Board of SES are designated by RAG, all voting and investment power with respect to the Mattson Stock owned by SES is controlled by RAG. Accordingly, BG has no power to vote or direct the voting of, and no power to dispose of or direct the disposition of, the shares of Mattson Stock beneficially owned by SES.

            Item 2 of the Amended Statement is hereby amended and restated to read in its entirety as follows:

            (a) This Statement is filed by SES and RAG. Each of SES and RAG is organized under the laws of the Federal Republic of Germany. SES is the direct holder of shares of Mattson Stock. RAG owns, indirectly, all of the capital stock of SES and, as a result, may be deemed to be the indirect beneficial owner of the shares of Mattson Stock held directly by SES.

            (b) The business address of SES is Ruettenscheider Strasse 1-3, 45128 Essen, Germany. The business address of RAG is Rellinghauser Strasse 1-11, 45128 Essen, Germany.

            (c) SES is engaged in the optical storage and photomask businesses. RAG is an international chemical, mining, energy and real estate group.

            (d) During the last five years, none of SES, RAG or, to the best knowledge of each of SES and RAG, any of the individuals referred to in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, none of SES, RAG or, to the best knowledge of each of SES and RAG, any of the individuals referred to in Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f) The name, citizenship, business address, principal occupation or employment and certain other information relating to the executive officers and directors of each of SES and RAG are set forth on Schedule A attached hereto and incorporated by reference herein.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 of the Amended Statement is hereby amended and supplemented by adding the following language at the end thereof:

            Pursuant to the terms of the definitive agreement between Mattson and Vortek relating to the Vortek Transaction, upon consummation of the Vortek Transaction on October 27, 2004, WSP received, and RAG and SES may be deemed to have acquired beneficial ownership of 271,147 shares of Mattson Stock in exchange for WSP's investment in stock and debt of Vortek.


ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 of the Amended Statement is hereby amended and supplemented by adding the following language at the end thereof:

            WSP is a venture capital firm that had previously invested in the stock and debt of Vortek. WSP received, and RAG and SES may be deemed to have acquired beneficial ownership of 271,147 shares of Mattson Stock in the Vortek Transaction solely as a result of Mattson's acquisition of Vortek in exchange for newly issued shares of Mattson Stock.

            In connection with the Vortek Transaction, Vortek and certain other investors in Vortek entered into a Stock Registration and Restriction Agreement, dated as of October 27, 2004, pursuant to which Mattson agreed to register the shares of Mattson Stock issued in the Vortek Transaction under the Securities Act of 1933, as amended (the "Securities Act"), and the recipients of such shares of Mattson Stock agreed to certain restrictions on the transfer of such shares.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5(a) of the Amended Statement is hereby amended and restated to read in its entirety as follows:

            (a) SES and RAG each beneficially own 9,132,291 shares of Mattson Stock, which represents approximately 17.5% of the outstanding shares of Mattson Stock based on 52,209,589 shares of Mattson Stock that Mattson has advised SES was outstanding as of October 27, 2004 (the "Outstanding Shares").

            Dr. Jochen Melchior, Chairman of the Supervisory Board of SES, has informed SES that he beneficially owns 275 shares of Mattson Stock and options to purchase 85,000 shares of Mattson Stock, of which options to acquire
39,500 shares are currently vested and exercisable or will be vested and exercisable within 60 days. Accordingly, Dr. Melchior holds less than 1% of the outstanding shares of Mattson Stock, based on the number of outstanding shares of Mattson Stock referenced above.

            Except as described in this Amendment, none of SES, RAG nor, to the best knowledge of each of SES and RAG, any of the individuals referred to in Schedule A, beneficially owns any Mattson Stock or securities convertible into Mattson Stock.

            Item 5(b) of the Amended Statement is hereby amended and restated to read in its entirety as follows:

            (b) Each of SES (directly) and RAG (indirectly) has the sole power to vote and dispose of 8,861,144 shares of Mattson Stock. In addition, each of SES (directly) and RAG (indirectly) may be deemed to share with WSP the power to direct the vote and disposition of the 271,147 shares of Mattson Stock received by WSP in the Vortek Transaction. WSP is organized under the laws of Germany. The business address of WSP is Ruettenscheider Strasse 1-3, 45128 Essen, Germany. Its principal business is the making of venture capital investments. The name, citizenship, business address, principal occupation or employment and certain other information relating to the executive officers and directors of WSP are set forth on Schedule B attached hereto and incorporated by reference herein. During the last five years, to the best knowledge of each of SES and RAG, neither WSP nor any of the individuals referred to in Schedule B, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            Dr. Melchior has informed SES that he has the sole power to vote and dispose of 39,775 shares of Mattson Stock, 39,500 of which he has the right to acquire pursuant to options that are currently exercisable or will be exercisable within 60 days.

            Item 5(c) of the Amended Statement is hereby amended and restated to read in its entirety as follows:

            (c) On October 27, 2004, Dr. Melchior received 275 shares of Mattson Stock pursuant to the Vortek Transaction in exchange for his investment in Vortek. Dr. Melchior had invested in the stock and debt of Vortek pursuant to a co-investment agreement with WSP. Dr. Melchior is also Chairman of the Board of Directors of Mattson and Chairman of the Supervisory Board of WSP.

            Item 5(e) of the Amended Statement is hereby amended and restated to read in its entirety as follows:

            (e) As of September 10, 2004, STEAG ceased to be the beneficial owner of more than 5% of Mattson Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 of the Amended Statement is hereby amended and supplemented by incorporating by reference herein the information set forth or incorporated by reference in Items 4 and 5 of this Amendment and by adding the following language at the end thereof:

            In connection with the Vortek Transaction, WSP and certain other former investors in Vortek, including Dr. Melchior, entered into a Stock Registration and Restriction Agreement with Mattson, dated as of October 27, 2004, pursuant to which Mattson agreed to register the shares of Mattson Stock issued in the Vortek Transaction under the Securities Act, and the recipients of such shares of Mattson Stock agreed to certain restrictions on the transfer of such shares.

            In addition, 104,584 of the shares of Mattson Stock received by WSP in the Vortek Transaction are subject to an Escrow Agreement, dated as of October 27, 2004, by and among Mattson, WSP, certain other investors in Vortek, and U.S. Bank, National Association, as escrow agent, pursuant to which such shares are subject to indemnification claims by Mattson for a period of 12 months from the date of the Escrow Agreement and, accordingly, may be forfeited by WSP in the event that Mattson is entitled to indemnification with respect to the Vortek Transaction.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Item 7 of the Amended Statement is hereby amended and supplemented by adding the following exhibits.


  Exhibit No.    Exhibit Name
  -----------    ------------

      12 Joint Filing Agreement, dated October 27, 2004, by and between STEAG Electronic Systems AG and RAG Aktiengesellschaft

      13 Stock Registration and Restriction Agreement, dated as of October 27, 2004, by and among Mattson Technology Inc., West STEAG Partners GmbH and certain other former investors in Vortek Industries, Ltd.

      14 Escrow Agreement, dated as of October 27, 2004, by and among Mattson Technology Inc., West STEAG Partners GmbH, certain other former investors in Vortek
                 Industries, Ltd., and U.S. Bank, National Association, as escrow agent

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 28, 2004            STEAG ELECTRONIC SYSTEMS AG


                                     By:       /s/ Michael Willems
                                          -------------------------------------
                                     Name:   Michael Willems
                                     Title:  Chairman of the Board of Directors



                                     By:       /s/ Arnold Gehlen
                                          -------------------------------------
                                     Name:    Arnold Gehlen
                                     Title:   Member of the Board of Directors



                                     RAG AKTIENGESELLSCHAFT


                                     By:       /s/ Christoph Mueller
                                          -------------------------------------
                                     Name:    Christoph Mueller
                                     Title:   Senior Vice President


                                     By:       /s/ Dr. Norbert Schellen
                                          -------------------------------------
                                     Name:    Dr. Norbert Schellen
                                      Title:   Legal Counsel



                                     STEAG AKTIENGESELLSCHAFT


                                     By:        /s/ Michael Willems
                                          -------------------------------------
                                     Name:    Michael Willems
                                     Title:   Member of the Board of Directors



                                     By:        /s/ Arnold Gehlen
                                         -------------------------------------
                                     Name:    Arnold Gehlen
                                     Title:   Head of Account Department

Schedule A to the Amended Statement is hereby amended and restated to read in its entirety as follows:

                                   SCHEDULE A

A.       DIRECTORS AND EXECUTIVE OFFICERS OF RAG.

         The following table sets forth the name, current business or home address and present principal occupation of each of the executive officers and directors of RAG. Unless otherwise indicated, each of these individuals is a citizens of the Federal Republic of Germany.


            NAME AND BUSINESS OR HOME ADDRESS                  POSITION WITH RAG AND PRESENT PRINCIPAL
                     AND CITIZENSHIP                                   OCCUPATION OR EMPLOYMENT


DR. WERNER MUELLER                                             Chairman of the Management Board of RAG
RAG AG                                                         Chairman of the Supervisory Board of STEAG
Rellinghauser Strasse 1-11
45128 Essen
Germany

PROF. DR. DR. UTZ-HELLMUTH FELCHT                              Member of the Management Board of RAG
RAG AG                                                         Member of the Supervisory Board of STEAG
Rellinghauser Strasse 1-11
45128 Essen
Germany

BERND TOENJES                                                  Member of the Management Board of RAG
RAG AG
Rellinghauser Strasse 1-3
45128 Essen
Germany

DR. PETER SCHOERNER                                            Member of the Management Board of RAG
RAG AG                                                         Member of the Supervisory Board of STEAG
Rellinghauser Strasse 1-11
45128 Essen
Germany

ULRICH WEBER                                                   Member of the Management Board of RAG
RAG AG
Rellinghauser Strasse 1-11
45128 Essen
Germany

DR. WULF H. BERNOTAT                                           Chairman of the Supervisory Board of RAG
E. ON AG                                                       Chairman of the Board of Management and
E. ON-Platz                                                    Chief Executive Officer of E. ON AG
40479 Dusseldorf
Germany

HUBERTUS SCHMOLDT                                              First Deputy Chairman of the Supervisory Board of RAG
Konigsworther Platz 6                                          Chief Executive Officer of the IG BCE
30167 Hanover
Germany

FRITZ KOLLORZ                                                  Deputy Chairman of the Supervisory Board of RAG
Industriegewerkschaft Bergban, Chemie, Energie                 Deputy Chairman of the Supervisory Board of STEAG
Konigsworther Platz 6                                          Member of the Executive Main Board of the IG BCE
30167 Hannover
Germany

DR. GERT MAICHEL                                               Deputy Chairman of the Supervisory Board of RAG
RWE AG                                                         Member of the Management Board of RWE AG
Huyssenallee 2
45128 Essen
Germany

HANS-JUERGEN SCHNEIDER                                         Deputy Chairman of the Supervisory Board of RAG
RAG AG                                                         Chairman of the Working Group of Works
Rellinghauser Strasse 1-11                                     Councils in the RAG Group
45128 Essen
Germany

PROFESSOR DR. EKKEHARD SCHULZ                                  Deputy Chairman of the Supervisory Board of RAG
ThyssenKrupp AG                                                Chairman of the Management Board of ThyssenKrupp AG
August-Thyssen-Strasse 1
40211 Dusseldorf
Germany

RALF BLAUTH                                                    Member of the Supervisory Board of RAG
Degussa AG                                                     Chairman of the Worker's Council of Degussa AG
Paul-Baumann-Strasse 1
Building 1425
45775 Marl
Germany

MR. KLAUS BRANDNER                                             Economic and Labor Market- political speaker of the
German Parliament                                              Social Democratic Party (SPD) of the Lower House of
Platz der Republik                                             German Parliament
11011 Berlin                                                   Member of the Supervisory Board of RAG
Germany

DR. HANS MICHAEL GAUL                                          Member of the Supervisory Board of RAG
E.ON AG                                                        Member of the Supervisory Board of STEAG
E.ON-Platz 1                                                   Member of the Management Board of E.ON AG
40479 Dusseldorf
Germany

WOLFGANG JUNGE                                                 Member of the Supervisory Board of RAG
Schulstrasse 94                                                Chairman of the Worker's Council of Mining
59192 Bergkamen                                                East (Bergwerk Ost)
Germany

DR. MANFRED KRUEPER                                            Member of the Supervisory Board of RAG
E.ON AG                                                        Member of the Management Board of E.ON AG
E.ON-Platz 1
40479 Dusseldorf
Germany

LUDWIG LADZINSKI                                               Member of the Supervisory Board of RAG
Deutsche Steinkohle AG                                         Chairman of the General Works Council of Deutsche
Horsthofstrasse 10                                             Steinkohle AG
46244 Bottrop
Germany

DR. NORBERT LAMMERT                                            Member of the Supervisory Board of RAG
German Parliament                                              Vice President of German Parliament
Platz der Republik
11011 Berlin
Germany

HARRY LAUFER                                                   Member of the Supervisory Board of RAG
Bergwerk Saar                                                  Chairman of the General Works Council of the Saar Mine
Kaarlsbrunn
66352 Grossrosseln
Germany

PROF. H.C. DR. ULRICH MIDDELMANN                               Member of the Supervisory Board of RAG
Thyssen Krupp AG                                               Deputy Chairman of the Management Board of ThyssenKrupp AG
August-Thyssen-Strasse1
40211 Dusseldorf
Germany

HEINZ PUTZHAMMER                                               Member of the Supervisory Board of RAG
Bundesvorstand des Deutschen                                   Member of the Federal Executive Board of the DGB
Gewerkschaftsbundes
Henriette-Herz-Platz 2
10178 Berlin
Germany

HANS W. REICH                                                  Member of the Supervisory Board of RAG
Kreditanstalt fur Wiederaufbau                                 Management Board Spokesman of the Kreditanstalt fur
Palmengartenstrasse 5-9                                        Wiederaufbau
60325 Frankfurt
Germany

DR. KLAUS STURANY                                              Member of the Supervisory Board of RAG
RWE AG                                                         Member of Management Board of RWE AG
Opernplatz 1
45128 Essen
Germany
Citizen of Austria

PROF. DR. FRANZ-JOSEF WODOPIA                                  Member of the Supervisory Board of RAG
Grosse Egge 11                                                 Member of the Supervisory Board of STEAG
30826 Garbsen                                                  Head of the Mining and Energy Industry
Germany                                                        Section of the IG BCE

MICHEL WURTH                                                   Member of the Supervisory Board of RAG
Arcelor                                                        Chief Financial Officer, Senior Executive Vice
19, Avenue de la Liberte                                       President of Arcelor
L-2930 Luxembourg


B.       DIRECTORS AND EXECUTIVE OFFICERS OF SES

         The following table sets forth the name, current business or home address and present principal occupation of each of the executive officers and directors of SES. Each of these individuals is a citizen of the Federal Republic of Germany.


                                                                POSITION WITH SES AND PRESENT
      NAME AND BUSINESS OR HOME ADDRESS                      PRINCIPAL OCCUPATION OR EMPLOYMENT


MICHAEL WILLEMS                                            Member of the Management Board of STEAG
STEAG AG                                                   Chairman of the Management Board of SES
Ruettenscheider Strasse 1-3
45128 Essen
Germany

ARNOLD GEHLEN                                              Member of the Management Board of SES
STEAG AG
Ruettenscheider Strasse 1-3
45128 Essen
Germany

DR. JOCHEN MELCHIOR                                        Chairman of the Management Board of STEAG
STEAG AG                                                   Chairman of the Supervisory Board of SES
Ruettenscheider Strasse 1-3
45128 Essen
Germany

WERNER BRUST-HAAS                                          Vice Chairman of the Supervisory Board of SES
Kelterstrasse 7
74321 Bietigheim-Bissingen
Germany

HANS-PETER KNAPP                                           Member of the Supervisory Board of SES
See-Strasse 16
76703 Kraichtal
Germany

CARMEN-SYLVIA KOESTER                                      Member of the Supervisory Board of SES
RAG Aktiengesellschaft                                     Senior Vice President Head of Corporate
Rellinghauser Strasse 1-11                                 Development/M&A
45128 Essen
Germany

DR. JUERGEN-JOHANN RUPP                                    Member of the Supervisory Board of SES
STEAG AG
Ruettenscheider Strasse 1-3
45128 Essen
Germany

DR. HEINZ SCHOLTHOLT                                       Member of the Supervisory Board of SES
STEAG AG                                                   Member of the Management Board of STEAG
Ruettenscheider Strasse 1-3
45128 Essen
Germany

PETER SCHWARZ                                              Member of the Supervisory Board of SES
STEAG AG                                                   Member of the Supervisory Board of STEAG
Ruettenscheider Strasse 1-3
45128 Essen
Germany

DR. JOERG TERRAHE                                          Member of the Supervisory Board of SES
STEAG AG                                                   Member of the Management Board of STEAG
Ruettenscheider Strasse 1-3
45128 Essen
Germany

ERNST WUNDERLICH                                           Member of the Supervisory Board of SES
Gabriel-von-Seidl-Strasse 35a
82031 Gruenwald
Germany


                                   SCHEDULE B

DIRECTORS AND EXECUTIVE OFFICERS OF WEST STEAG PARTNERS.

         The following table sets forth the name, current business or home address and present principal occupation of each of the executive officers and directors of West STEAG Partners. Each of these individuals is a citizen of the Federal Republic of Germany.


        NAME AND BUSINESS OR HOME ADDRESS                  POSITION WITH WEST STEAG PARTNERS AND
                 AND CITIZENSHIP                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT


DR. HANS-GEORG BETZ                                     Chief Executive Office of West STEAG Partners
West STEAG Partners GmbH
Mission College Blvd., Suite 1170
Santa Clara, CA 95054
USA

DR. BERTHOLD LUETKE-DALDRUP                             Managing Director of West STEAG Partners West STEAG
Partners GmbH
Ruettenscheider Strasse 1-3
45128 Essen
Germany

DR. ROLF THALER                                         Managing Director of West STEAG Partners
West STEAG Partners GmbH
Ruettenscheider Strasse 1-3
45128 Essen
Germany

DR. JOCHEN MELCHIOR                                     Chairman of the Supervisory Board of West STEAG Partners
STEAG AG                                                Chairman of the Management Board of STEAG
Ruettenscheider Strasse 1-3                             Chairman of the Supervisory Board of SES
45128 Essen
Germany

MICHAEL WILLEMS                                         Member of the Supervisory Board of West STEAG Partners
STEAG AG                                                Member of the Management Board of STEAG
Ruettenscheider Strasse 1-3                             Chairman of the Management Board of SES
45128 Essen
Germany

MR. JOACHIM VOSS                                        Member of the Supervisory Board of West STEAG Partners
West LB AG                                              Head of Equity Investments, West LB AG
Herzogstrasse 15
40217 Dusseldorf
Germany

PROFESSOR MICHAEL SCHEFCZYK                             Member of the Supervisory Board of West STEAG Partners
Technical University of Dresden                         Professor, Technical University of Dresden
Selliner Strasse 10
01109 Dresden
Germany


                                 EXHIBIT INDEX


  Exhibit No.    Exhibit Name
  -----------    ------------

      12 Joint Filing Agreement, dated October 27, 2004, by and between STEAG Electronic Systems AG and RAG Aktiengesellschaft

      13 Stock Registration and Restriction Agreement, dated as of October 27, 2004, by and among Mattson Technology Inc., West STEAG Partners GmbH and certain other former investors in Vortek Industries, Ltd.

      14 Escrow Agreement, dated as of October 27, 2004, by and among Mattson Technology Inc., West STEAG Partners GmbH, certain other former investors in Vortek
                 Industries, Ltd., and U.S. Bank, National Association, as escrow agent